UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals Inc. enrolls first patient in pulmonary sealant study.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 20, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
FEBRUARY 19, 2003

ANGIOTECH ENROLLS FIRST PATIENT IN PULMONARY SEALANT STUDY

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) is pleased to announce today that it has enrolled the first patient in a pulmonary sealant study, using CoSeal® to prevent air leaks in the lung after surgery.

A 30-patient open-label study was initiated at four centers in Europe; three in the Netherlands and one in Switzerland. Patients undergoing a lung resection will have CoSeal® placed over the sutures or staples to prevent air leaks, a potentially fatal condition which can subsequently lead to a lung collapse. The primary endpoint of the study will be the presence or absence of an air leak and the secondary endpoint will be the amount of time a chest tube remains in the patient after the operation.

An independent Contract Research Organization will run the study and Angiotech will be provided with the final results once the study is completed. A positive outcome will permit a European label expansion, allowing CoSeal® to be used in pulmonary surgery for the prevention of air leaks. In the U.S., there are approximately 100,000 lung resections carried out annually as a result of lung cancer, emphysema and other lung ailments. Presently, CoSeal® is approved as a vascular sealant in Europe, Canada, Australia and the United States.

CoSeal® is a novel, biocompatible synthetic surgical sealing agent designed to optimize healing by rapidly sealing tissue surfaces, suture lines and synthetic grafts. CoSeal® is indicated for use in vascular reconstructions to achieve adjunctive hemostasis by mechanically sealing areas of leakage, and is a latex-free, synthetic material that has been proven to be highly biocompatible. It is not made from human blood products, so it carries no risk of viral transmission. In addition, it is fast acting and resorbable. Following application, CoSeal® forms a flexible seal within seconds, which remains intact at the site of application and is able to withstand arterial pressure.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements in this press release regarding future financial and operating results of the combination of Angiotech and Cohesion, benefits and synergies of the combination, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about Angiotech or Cohesion managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability of Angiotech to successfully integrate Cohesion's operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined company's development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and any other factors that may affect performance. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech and Cohesion disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contacts:

Rui Avelar (investors) ext. 6996

Cindy Yu (media) ext. 6901

Phone: (604) 221-7676